  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FMSA Holding Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

30255X 10 6

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30255X 10 6

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Charles D. Fowler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 11,094,654

		6.	Shared Voting Power* -0-

		7.	Sole Dispositive Power 11,094,654

		8.	Shared Dispositive Power* -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 11,094,654

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)** 4.98%

12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 below.

Item 1.
	(a)	Name of Issuer FMSA Holdings Inc.
	(b)	Address of Issuer’s Principal Executive Offices 834 Mayfield Road Chesterland, Ohio 44026

Item 2.
	(a)	Name of Person(s) Filing Charles D. Fowler
	(b)	Address of Principal Business Office or, if none, Residence c/o Cornerstone Family Office, LLC 5585 Landerbrook Dr. #300, Mayfield Heights, OH 44124
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $0.01 per share
	(e)	CUSIP Number 30255X 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Person	Number of Shares With Sole Voting and Dispositive Power*	Number of Shares With Shared Voting and Dispositive Power*	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned**
Charles D. Fowler	11,094,654	-0-	11,094,654	4.98%

* 9,577,988 shares are held in the name of Charles D. Fowler, TOD acting Trustee Charles D. Fowler Decl of Trust dated 9/26/91, as modified, a revocable trust.

**Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2017

By:	/s/ Charles D. Fowler
Name:	Charles D. Fowler